# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: American Fusion, Inc., CIK 0000096664
CUSIP: 75971P101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 401 N Carroll Ave., Ste. 192, Southlake, Texas (TX), 76092
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0002128638
Persons authorized to receive notices and communications: Richard Hawkins, c/o American Fusion Inc., 401 N Carroll Ave., Ste. 192, Southlake, Texas (TX), 76092, 480-788-7420

## Reporting persons
- Hawkins Richard C. (CIK 0002128638): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 120,000,000; shared voting power 0; sole dispositive power 120,000,000; shared dispositive power 0; aggregate amount beneficially owned 120,000,000 (8.59% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: American Fusion, Inc.
Address of issuer's principal executive offices: 401 N Carroll Ave., Ste. 192, Southlake, Texas (TX), 76092

## Item 2. Identity and Background
Name of person filing: Richard C. Hawkins
Residence or business address: c/o American Fusion Inc., 401 N Carroll Ave., Ste. 192, Southlake, TX 76092
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer, Secretary, and a director of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired the shares reported herein through a combination of shares received in connection with the reverse acquisition of Kepler Fusion Technologies Inc. and other acquisitions over time. No borrowed funds were used to acquire the shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the securities for investment purposes and currently intends to hold the securities for investment. The Reporting Person may from time to time acquire additional securities of the Issuer or dispose of securities of the Issuer depending on market conditions, the Issuer's business and prospects, and other relevant factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of May 15, 2026, the Reporting Person beneficially owned 120,000,000 shares of Common Stock, representing approximately 8.59% of the Issuer's outstanding Common Stock (based on 1,396,801,029 shares outstanding).
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over all 120,000,000 shares held directly.
Transactions in the class effected during the past sixty days: No transactions in the Common Stock were effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Hawkins Richard C.: /s/ Richard C. Hawkins, Richard C. Hawkins (06/10/2026)